

March 22, 2012

<u>Via E-mail</u>
W.H. Oyster
Chairman of the Board and Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

      **Re:    DGSE Companies, Inc.**
              **Item 4.02 of Form 8-K**
              **Filed February 17, 2012 and March 2, 2012**
              **File No. 1-11048**

Dear Mr. Oyster:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jim Allegretto for

                    William Thompson
                    Accounting Branch Chief